SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 2

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

KEYPATH EDUCATION INTERNATIONAL, INC.
(Name of Issuer)

Keypath Education International, Inc.
Karpos Intermediate, LLC
Karpos Merger Sub, Inc.

AVI Mezz Co., L.P.

Sterling Capital Partners IV, L.P.

SCP IV Parallel, L.P.

Sterling Kapos Holdings, LLC

M. Avi Epstein

R. Christopher Hoehn-Saric

Stephen Fireng

Ryan O’Hare

Eric Israel

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Steve Fireng Executive Director and Global Chief Executive Officer Keypath Education International, Inc. 1501 Woodfield Rd, Suite 204N Schaumburg, IL 60173 (224) 419-7988	M. Avi Epstein Courtney Altman Sterling Partners 167 N. Green St., 4th Floor Chicago, IL 60607 (312) 465-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Mark D. Wood, Esq. Thomas F. Lamprecht, Esq. Elizabeth C. McNichol, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, Illinois 60661 (312) 902-5200

Steven V. Napolitano, P.C.

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

(312) 862-2000

and

Peter Seligson

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

Clayton Utz Stuart Byrne, Partner Level 15, 1 Bligh Street Sydney, NSW, Australia 2000 +61 2 9353 4722	Julian Donnan Allens Deutsche Bank Place Level 28, 126 Phillip St Sydney NSW 2000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Keypath Education International, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share ( “Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Karpos Intermediate, LLC, a Delaware limited liability company (“Parent”), (iii) Karpos Merger Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) AVI Mezz Co., L.P., a Delaware limited partnership, and the majority stockholder of the Company (the “Majority Stockholder”), (v) SCP IV Parallel, L.P., a Delaware limited partnership, and the general partner of the Majority Stockholder (“SCP IV”), (vi) Sterling Capital Partners IV, L.P., a Delaware limited partnership and the general partner of SCP IV (“Sterling” and, together with SCP IV, the “Sponsor”), (vii) Sterling Kapos Holdings, LLC, the sole owner of Parent (“TopCo”), (viii) Mr. M. Avi Epstein, an individual and member of the Board of Directors of the Company (the “Board”), and the managing director of the Sponsor and the Sponsor’s Chief Operating Officer, General Counsel and Chief Compliance Officer, (ix) Mr. R. Christopher Hoehn-Saric, an individual and member of the Board and a co-founder and managing director of the Sponsor, (x) Mr. Stephen Fireng, an individual, and a member of the Board and the Company’s Global Chief Executive Officer and Executive Director, (xi) Mr. Ryan O’Hare, an individual and the Company’s Chief Executive Officer, Australia Asia-Pacific and (xii) Mr. Eric Israel, an individual and the Company’s General Counsel and Company Secretary.

On May 23, 2024, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to, and upon the terms and conditions contained in, the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) pursuant to Regulation 14A of the Exchange Act relating to a special meeting of the stockholders of the Company at which the holders of Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement by the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Common Stock outstanding as of the record date (including shares of Common Stock underlying the Company’s CHESS Depository Interests (“CDIs”)) and entitled to vote thereon and (ii) at least a majority of the outstanding shares of outstanding as of the record date (including shares of Common Stock underlying the Company’s CDIs and entitled to vote thereon held by stockholders other than (1) the Sponsor, (2) the Majority Stockholder, (3) Parent, (4) Merger Sub, (5) certain holders of Common Stock that have entered into, or are expected to enter into, rollover agreements (the “Rollover Agreements”) (currently only expected to consist of the Majority Stockholder and Messrs. Fireng, O’Hare and Israel (collectively, the “Rollover Stockholders”) and (6) any current directors of the Company or any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any of their respective affiliates, “associates” or members of their “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 of the Exchange Act), are conditions to the consummation of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i), and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger (other than Excluded Shares (as hereinafter defined) and shares held by any of the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law (“Dissenting Stockholders”)) will be converted into the right to receive $0.87 Australian Dollars (“AUD”) in cash, without interest, less any applicable withholding taxes (the “Transaction Consideration”), whereupon all such shares will be automatically canceled upon the conversion thereof and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the Transaction Consideration. Shares of Common Stock held by (i) the Rollover Stockholders, (ii) the Company, (iii) Parent, (iv) any direct or indirect wholly-owned subsidiary of Parent (including Merger Sub) (such shares held by the persons listed in (i), (ii), (iii) or (iv), collectively, the “Excluded Shares”) or (v) the Dissenting Stockholders will not be entitled to receive the Transaction Consideration.

Subject to certain agreed exceptions and the terms and conditions of the Merger Agreement, (i) immediately prior to the date when the certificate of merger with respect to the Merger is accepted by the Secretary of State of the State of Delaware, or at such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the certificate of merger (such date, the “Effective Time”), each outstanding Company restricted stock unit (each, a “Keypath RSU”) that is vested at such time (each, a “Vested RSU”) will automatically be canceled and converted into the right to receive a cash payment equal to the product of (x) the total number of shares of Common Stock underlying such Vested RSU multiplied by (y) the Transaction Consideration, without any interest and subject to all applicable withholding (the “Cash Replacement Vested RSU Amounts”), and (ii) each Keypath RSU that is outstanding and unvested at such time (each an “Unvested RSU”) will be cancelled and replaced with a right to receive a cash payment equal to the product of (x) the number of shares of Common Stock underlying such award of Unvested RSUs as of immediately prior to the Effective Time multiplied by (y) the Transaction Consideration (the “Cash Replacement Unvested RSU Amounts”). The Cash Replacement Unvested RSU Amounts (A) will, subject to the holder’s continued service with Parent and its affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested RSU for which such Cash Replacement RSU Amounts were exchanged would have vested pursuant to the Unvested RSU’s terms and (B) will have substantially the same terms and conditions, except for terms rendered inoperative by reason of the Merger or for such other ministerial changes as in the reasonable and good faith determination of Parent are appropriate for the administration of the Cash Replacement Unvested RSU Amounts.

Immediately prior to the Effective Time, each outstanding Company stock option (a “Keypath Option”), to the extent then unexercised, will, automatically become immediately vested and be cancelled and converted in the right to receive, a cash payment equal to, with respect to each share of Common Stock underlying such Keypath Option, the excess, if any, of the Transaction Consideration over the exercise price of such Keypath Option, without any interest and subject to all applicable withholding. Any Keypath Option with an exercise price that is greater than or equal to the Transaction Consideration as of the Effective Time will be cancelled for no consideration or payment. All Keypath Options are “underwater” based on the Transaction Consideration, and accordingly, will be cancelled at the Effective Time for no consideration or payment.

Mr. Fireng, the Company’s Global Chief Executive Officer and Executive Director, Mr. O’Hare, the Company’s Chief Executive Officer, Australia Asia-Pacific, and Mr. Israel, the Company’s General Counsel and Company Secretary (collectively, the “Management Rollover Stockholders”), own in the aggregate 10,959,740 CDIs, or approximately 5.10% of the Company’s outstanding CDIs. Messrs. Fireng and O’Hare have entered into certain rollover agreements with TopCo, and Mr. Israel is similarly expected to enter into a rollover agreement with TopCo, in each case, pursuant to which the Management Rollover Stockholder, among other things, agrees to, directly or indirectly, exchange shares of Common Stock for equity interests in TopCo, the indirect owner of Parent (the “TopCo Equity Units”), on or prior to the Closing, expressly conditioned upon the Management Rollover Stockholders and TopCo reaching agreement on and entering into, on or prior to the Closing, certain definitive agreements relating to (i) the governance terms and repurchase terms relating to the TopCo Equity Units (including the terms of an Amended and Restated Limited Liability Company Agreement of TopCo to which such Management Rollover Stockholder would become a party), (ii) certain future compensation arrangements with such Management Rollover Stockholder, including certain contingent put rights on the TopCo Equity Units, and (iii) the terms of new TopCo incentive equity plans or equity-like incentive plans) benefiting such Management Rollover Stockholder. If TopCo and any of the Management Rollover Stockholders are unable to agree on such definitive agreements prior to the Closing, such Management Rollover Stockholder will have no obligation to TopCo to exchange his shares of Common Stock as above-described in connection with the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure contained in, or incorporated by reference into, this Transaction Statement concerning any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

Keypath Education International, Inc.

1501 Woodfield Rd, Suite 204N

Schaumburg, IL

Telephone: (224) 419-7988

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING—Record Date and Quorum”
“IMPORTANT INFORMATION REGARDING KEYPATH—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING KEYPATH—Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Business Pending the Merger”
“IMPORTANT INFORMATION REGARDING KEYPATH— Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: Not applicable.

Item 3. Identity and Background of Filing Person

(a) Name and Address. Keypath Education International, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTIES INVOLVED IN THE MERGER”
“IMPORTANT INFORMATION REGARDING KEYPATH”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“THE PARTIES INVOLVED IN THE MERGER”
“IMPORTANT INFORMATION REGARDING KEYPATH—Business”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING KEYPATH—Business”

“IMPORTANT INFORMATION REGARDING KEYPATH—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES”

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Rollover Stockholder for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Considerations of the Merger”
“SPECIAL FACTORS—Accounting Treatment”
“SPECIAL FACTORS—Payment of the Transaction Consideration”
“THE SPECIAL MEETING—Required Vote”
“THE MERGER AGREEMENT—Exchange and Payment Procedures”
“THE MERGER AGREEMENT—Merger Consideration”
“THE MERGER AGREEMENT—Conditions to the Closing of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing of the Merger—Credit Agreement”

“SPECIAL FACTORS—Financing of the Merger—Limited Guaranty”

“SPECIAL FACTORS—Voting and Support Agreement”

“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(4) and is incorporated by reference herein.

The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(5) and is incorporated by reference herein.

The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(6) and is incorporated by reference herein.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING—Appraisal Rights”

“RIGHTS OF APPRAISAL”
ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Merger Consideration—Financing for the Merger”

“SPECIAL FACTORS—Merger Consideration—Limited Guarantee”

“SPECIAL FACTORS—Rollover Agreements”

“SPECIAL FACTORS— Voting and Support Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES”
ANNEX A—AGREEMENT AND PLAN OF MERGER

The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(4) and is incorporated by reference herein.

The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(5) and is incorporated by reference herein.

The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(6) and is incorporated by reference herein.

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties and the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Merger Consideration—Financing for the Merger”

“SPECIAL FACTORS—Merger Consideration—Limited Guarantee”

“SPECIAL FACTORS—Rollover Agreements”

“SPECIAL FACTORS— Voting and Support Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE SPECIAL MEETING—Required Vote”
“THE MERGER AGREEMENT”
ANNEX A—AGREEMENT AND PLAN OF MERGER

The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(4) and is incorporated by reference herein.

The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(5) and is incorporated by reference herein.

The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(6) and is incorporated by reference herein.

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Delisting and Deregistration of Our Common Stock”

“SPECIAL FACTORS—Payment of the Transaction Consideration”
“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Position of the Parent Parties and the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS— Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Financing for the Merger—Credit Agreement”

“SPECIAL FACTORS—Financing for the Merger—Limited Guarantee”

“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Delisting and Deregistration of Our Common Stock”

“THE MERGER AGREEMENT—Closing and Effective Time”
“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Conduct of Business Pending the Merger”
“THE MERGER AGREEMENT— Merger Consideration— Outstanding Keypath Equity Awards”

ANNEX A—AGREEMENT AND PLAN OF MERGER

The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(4) and is incorporated by reference herein.

The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(5) and is incorporated by reference herein.

The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(6) and is incorporated by reference herein.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS— Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS— Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Financing for the Merger—Credit Agreement”

“SPECIAL FACTORS—Financing for the Merger—Limited Guarantee”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Considerations of the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Conduct of Business Pending the Merger”
“THE MERGER AGREEMENT— Merger Consideration— Outstanding Keypath Equity Awards”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”
“APPRAISAL RIGHTS”
ANNEX A—AGREEMENT AND PLAN OF MERGER
ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of BMO Capital Markets Corp.”

“SPECIAL FACTORS—Selection of Macquarie as Sponsor’s Financial Advisor”

“SPECIAL FACTORS—Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
ANNEX B—OPINION OF BMO CAPITAL MARKETS CORP.

The presentation dated March 14, 2024, prepared by BMO Capital Markets Corp. and reviewed by the special committee of the Board (the “Special Committee”) is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The presentation dated May 23, 2024, prepared by BMO Capital Markets Corp. and reviewed by the special committee of the Board (the “Special Committee”) is attached hereto as Exhibit (c)(3) and is incorporated by reference herein.

Discussion Materials of Macquarie Capital, dated November 6, 2023 are attached hereto as Exhibit (c)(4) and are incorporated by reference herein.

Valuation Support Materials of Macquarie Capital, dated March 22, 2024 are attached hereto as Exhibit (c)(5) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS— Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”
“THE SPECIAL MEETING—Record Date and Quorum”
“THE SPECIAL MEETING—Required Vote”
“THE MERGER AGREEMENT—Conditions to the Merger”
ANNEX A—AGREEMENT AND PLAN OF MERGER

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS— Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”
“SPECIAL FACTORS— Interests of Certain Persons in the Merger—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE SPECIAL MEETING—Recommendation of the Board of Directors and Special Committee”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of BMO Capital Markets Corp.”

“SPECIAL FACTORS—Selection of Macquarie as Sponsor’s Financial Advisor”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
ANNEX B—OPINION OF BMO CAPITAL MARKETS CORP.

The presentation dated March 14, 2024, prepared by BMO Capital Markets Corp. and reviewed by the Special Committee of the Company is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The presentation dated May 23, 2024, prepared by BMO Capital Markets Corp. and reviewed by the Special Committee of the Company is attached hereto as Exhibit (c)(3) and is incorporated by reference herein.

Discussion Materials of Macquarie Capital, dated November 6, 2023 are attached hereto as Exhibit (c)(4) and are incorporated by reference herein.

Valuation Support Materials of Macquarie Capital, dated March 22, 2024 are attached hereto as Exhibit (c)(5) and are incorporated by reference herein.

The report, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or CDIs or any representative thereof who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing for the Merger—Credit Agreement”

“SPECIAL FACTORS—Financing for the Merger—Limited Guarantee”

“SPECIAL FACTORS—Rollover Agreements”
“THE MERGER AGREEMENT— Financing and Financing Cooperation”

The Credit Agreement dated as of May 23, 2024 among Karpos Intermediate, LLC, as the Borrower, Karpos Parent, Inc., as Parent, various lenders from time to time party thereto and MS Private Credit Administrative Services LLC, as Administrative Agent and Collateral Agent. is attached hereto as Exhibit (b)(1) and is incorporated by reference herein.

The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(4) and is incorporated by reference herein.

The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(5) and is incorporated by reference herein.

The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(6) and is incorporated by reference herein.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Termination Fees”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“IMPORTANT INFORMATION REGARDING KEYPATH—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING KEYPATH—Related Party Transactions”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger”

“SPECIAL FACTORS—Rollover Agreements”

“SPECIAL FACTORS— Voting and Support Agreement”
“THE SPECIAL MEETING—Required Vote”

The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(4) and is incorporated by reference herein.

The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(5) and is incorporated by reference herein.

The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(6) and is incorporated by reference herein.

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS— Position of the Parent Parties and the Rollover Stockholders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Rollover Stockholders for the Merger”

“SPECIAL FACTORS—Rollover Agreements”

“SPECIAL FACTORS— Voting and Support Agreement”

The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(4) and is incorporated by reference herein.

The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(5) and is incorporated by reference herein.

The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024 is attached hereto as Exhibit (d)(6) and is incorporated by reference herein.

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES INVOLVED IN THE MERGER—Keypath Education International, Inc.”

ANNEX D—FINANCIAL STATEMENTS OF KEYPATH

The Company’s audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated by reference into the Transaction Statement from Annex D to the Proxy Statement.

Our net book value per share as of March 31, 2024 was approximately $0.15 (calculated based on 214,694,686 shares outstanding as of such date).

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE SPECIAL MEETING—Solicitation of Proxies”
“THE SPECIAL MEETING—Additional Assistance”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger—Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions”

(c) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i)	Definitive Proxy Statement of Keypath Education International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission on August 8, 2024).
(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(2)(iii)	Form of CDI Voting Instruction Form (incorporated herein by reference to the Proxy Statement).
(a)(2)(iv)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(2)(v)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(2)(vi)	Announcement issued by Keypath Education International. Inc., dated May 24, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2024).
(b)(1)	Credit Agreement dated as of May 23, 2024 among Karpos Intermediate, LLC, as the Borrower, Karpos Parent, Inc., as Parent, various lenders from time to time party thereto and MS Private Credit Administrative Services LLC, as Administrative Agent and Collateral Agent.*
(c)(1)	Opinion of BMO Capital Markets Corp. dated May 23, 2024 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Presentation of BMO Capital Markets Corp. to the Special Committee of the Company, dated March 14, 2024.*
(c)(3)	Presentation of BMO Capital Markets Corp. to the Special Committee of the Company, dated May 23, 2024.*
(c)(4)	Discussion Materials of Macquarie Capital, dated November 6, 2023.**
(c)(5)	Valuation Support Materials of Macquarie Capital, dated March 22, 2024.**
(d)(1)	Agreement and Plan of Merger, dated as of May 23, 2024, by and among Keypath Education International, Inc., Karpos Intermediate, LLC and Karpos Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)	Support Agreement, dated as of May 23, 2024, by and among the Keypath Education International, Inc. and AVI Mezz Co., L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2024).
(d)(3)	Limited Guaranty, dated as of May 23, 2024. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2024).
(d)(4)	The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024**
(d)(5)	The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024**
(d)(6)	The Rollover Agreement between Majority Stockholder and TopCo, dated May 23, 2024**
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).
107	Filing Fee Exhibit*

*	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on June 25, 2024.

**	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on July 26 2024.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 8, 2024

KEYPATH EDUCATION INTERNATIONAL, INC.

	By:	/s/ Diana Eilert
	Name:	Diana Eilert
	Title:	Chair of the Board of Directors

KARPOS INTERMEDIATE, LLC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	President

KARPOS MERGER SUB, INC.

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	President

AVI MEZZ CO., L.P.

By:	Sterling Capital Partners IV, L.P.
Its	General Partner

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Chief Operating Officer and General Counsel

SCP IV PARALLEL, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Chief Operating Officer and General Counsel

STERLING CAPITAL PARTNERS IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Chief Operating Officer and General Counsel

STERLING KAPOS HOLDINGS, LLC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	President

M. AVI EPSTEIN

/s/ M. Avi Epstein

R. CHRISTOPHER HOEHN-SARIC

/s/ R. Christopher Hoehn-Saric

STEPHEN FIRENG

/s/ Stephen Fireng

RYAN O’HARE

/s/ Ryan O’Hare

ERIC ISRAEL

/s/ Eric Israel